September 20, 2007

Ms. Jennifer Gowetski

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Mack-Cali Realty Corporation
Definitive Proxy Statement on Schedule 14A
Filed April 20, 2007
File No. 001-13274

Dear Ms. Gowetski:

On behalf of Mack-Cali Realty Corporation (the “Company”), in connection with the Company’s definitive proxy statement on Schedule 14A, File No. 001-13274 (the “Proxy Statement”), I respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 21, 2007 (the “Comment Letter”). Page references contained in the response are to the Proxy Statement.  For convenience of reference, your comments are recited in bold face type and each comment is followed by the related Company response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Proxy Statement.

Certain Relationships and Related Transactions, page 14

1.              We note that, in April 2007, the company’s Nominating and Corporate Governance Committee approved, and the Board of Directors adopted, a written policy that incorporates the related person transactions approval procedures.  Please provide additional information describing your related person transactions policies and procedures, such as any standards to be applied pursuant to the policy.  Refer to Item 404(b)(1) of Regulation S-K.

Response:                                       In response to the Staff’s comment, in all future filings in which disclosure is required pursuant to Item 404 of Regulation S-K, the Company will provide substantially the following additional information:

“Under the Company’s related person transactions policies and procedures, the chief executive officer’s determination of whether a transaction meets the definition of a related person transaction is based upon his assessment of the transaction under Item 404 of Regulation S-K without regard to the amounts involved.  The Company’s policy provides that any related person transaction referred to the Nominating and

Corporate Governance Committee for consideration is evaluated based on all of the relevant facts and circumstances available, including (if applicable) but not limited to: the benefits to the Company; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally.  The policy prohibits a director from participating in any review, consideration or approval of any related person transaction with respect to which the director or any of his or her immediate family members is the related person.  The policy also provides that the only transactions that may be approved are those transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders.”

Executive Compensation, page 30

2.              The Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it.  Refer to Release 8732A, Section II.B.1.  Please revise your disclosure so that your Compensation Discussion and Analysis precedes the tables required by Item 402 of Regulation S-K.

Response:                                       The Company will comply with this comment in all future filings in which disclosure is required pursuant to Item 402 of Regulation S-K by revising its disclosure so that the Compensation Discussion and Analysis (the “CD&A”) precedes the tables required by Item 402 of Regulation S-K.

Employment Contracts; Change in Control and Severance Arrangements, page 32

3.              We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described.  Please consider a tabular presentation of aggregate awards under the various scenarios.  In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.  Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Response:                                       In all future filings in which disclosure is required pursuant to Item 402 of Regulation S-K, the Company will, where appropriate, include a tabular presentation of potential payments to named executive officers upon the occurrence of various termination events or a change in control as of the last day of the most recently completed fiscal year under the new heading “Potential Payments Upon Termination or Change in Control.”

In addition, in all future filings in which disclosure is required pursuant to Item 402 of Regulation S-K, the Company will comply with this comment by including in the CD&A: (i) a discussion of how such arrangements fit into the Company’s overall compensation objectives and affect the decisions made regarding other compensation elements and the rational for decisions made in connection with these arrangements, and (ii) an analysis explaining why the Company has structured terms and payout levels of such arrangements as it has.

In this regard, we note that the employment agreements of each of our named executive officers provide for the payment of specified benefits in the event of the executive’s termination following a change in control, the executive’s termination for “good reason” or the executive’s involuntary termination “without cause” (as such terms are defined in the respective employment agreements).  The potential payments to be made to our named executive officers upon termination following a change in control are designed to keep our executive officers engaged both before and during an impending business combination to ensure continuity in management during a change in control.  When the Executive Compensation and Option Committee made its various annual compensation determinations during the last fiscal year, it assumed that none of the payment triggers would occur during the period with respect to which such compensation determinations were made.  Consequently, these arrangements did not impact our overall compensation objectives or affect determinations with respect to annual compensation levels of our named executive officers.

Each of the employment agreements of our named executive officers was negotiated at arms length, was approved by the board of directors and reflects severance triggers and benefits that, at the time the agreements were entered into, the board of directors believed to have been market terms and in the best interests of the Company and its stockholders.  In consideration of each named executive officer’s long-term commitment to the Company pursuant to the terms and conditions of their respective employment agreements, which include non-compete provisions, the Company believes that the severance benefits payable to the named executive officers in connection with a termination without cause, for good reason or upon a change in control are necessary to attract and retain exceptional members of management by providing the named executive officers with the benefit of the remuneration for which they bargained.  The employment agreements for Messrs. Hersh, Lefkowitz and Thomas were entered into in 1999.  The employment agreements of Messrs. Grossman and Yeager were entered into in 2000 and 2006, respectively. The potential severance payments to be made to a named executive officer have been set at amounts that, at the time the employment agreements were entered into, the board of directors believed were necessary to induce the named executive officers to enter into their respective employment agreements and which the board of directors believed would provide an ongoing performance incentive for the executive by removing the risk of unexpected, arbitrary termination of employment.

Upon termination due to death, disability, without cause, for good reason or in the event of a change in control, Messrs. Hersh, Lefkowitz and Thomas are entitled to receive an aggregate cash payment of $8 million, $2.5 million and $2.5 million, respectively, pursuant to the terms and conditions of their respective employment agreements which are discussed in greater detail on pages 32 through 38 of the Proxy Statement under “Employment Contracts; Change in Control and Severance Arrangements.”  Upon termination due to death, disability, without cause or for good reason, Messrs. Grossman and Yeager are entitled to received an aggregate cash payment of $1 million each, pursuant to the terms and conditions of their respective employment agreements which are discussed in greater detail on pages 38 through 40 of the Proxy Statement under “Employment Contracts; Change in Control and Severance Arrangements.”   The Company believes that in these circumstances, where a named executive officer is terminated through no fault of his own, it is appropriate to pay these fixed compensation amounts and to accelerate the vesting of equity compensation awards, as the executive should not suffer the detriment of a breach of the employment agreement by the Company or a change in ownership.  These fixed cash payments were intended, at the time each employment agreement was entered into, to represent a multiple of the executive’s estimated total annual compensation.  The fixed cash payments represent a multiple of approximately four, three, three, two and one times the total annual compensation of Messrs. Hersh, Lefkowitz, Thomas, Grossman and Yeager, respectively, based on the total annual compensation at the time their respective employment agreements were entered into.

Compensation Discussion and Analysis, page 44

4.              Throughout your Compensation Discussion and Analysis and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006.  Refer to Item 402(b)(1)(v) of Regulation S-K.  For example, you state on page 49 that the company successfully achieved a number of meaningful objectives during 2006 in that it maintained a strong balance sheet, its stock price set a new record high and produced a total return to stockholders of 25%.  Although you state on page 44 that awards are discretionary, you should disclose how the Executive Compensation and Option Committee as well as the President and CEO, in relation to the other officers, exercises discretion.  Analyze how the committee’s consideration of the factors listed on page 44 resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.  In addition, please analyze how competitive market compensation paid by other companies that operate in your business, or that compete for the same talent pool, is used in determining the amount of compensation you pay.

Response:                                       In all future filings in which the CD&A is required disclosure, the Company will comply with this comment by including in the CD&A (i) an analysis of how the Company arrived at and why it paid each of the particular levels and forms of compensation during the fiscal year, and (ii) an analysis of how competitive market compensation paid by other companies that operate in the Company’s business, or that compete for the same talent pool, is used in determining the amount of compensation the Company pays.  With regard to 2006 compensation, we note the following:

In determining the specific amounts of each of the components of compensation paid to the Company’s named executive officers in 2006, the Executive Compensation and Option Committee identified twenty peer group REITs and directed its Compensation Consultant to compile salary, bonus and incentive compensation data for such entities.  During the fourth quarter of 2006, the Committee analyzed the compensation data from these peer group REITs prepared by its Compensation Consultant and considered the Company’s overall financial performance.  Based upon this analysis, the Executive Compensation and Option Committee determined to set the total compensation for each named executive officer for 2006, consisting of base salary, cash bonus and restricted stock awards (including the value of tax gross-up payments), at the approximate mid-point of the range of total compensation paid to the executive officers of similar positions in the Company’s peer group REITs.

The base salary of each named executive officer, which is established in their respective employment agreements, may be adjusted upward by the Executive Compensation and Option Committee from time to time in its sole discretion in the advance of any fiscal year.  In December 2005, the Committee determined to maintain the base salary of each of the named executive officers at the same amount paid in 2004.  In December 2006, the Committee determined to maintain the base salary of each of the named executive officers at the same amount paid in 2005.

The balance of the total compensation paid to each named executive officer in 2006 was allocated by the Executive Compensation and Option Committee among cash bonus and restricted stock awards (including the value of related tax gross-up payments) in amounts determined by the Committee, in its sole discretion.  The cash bonus amounts established by the Committee for 2006 were set at levels intended to reward past performance with a bonus consisting of immediately available funds.  The restricted stock awards established by the Committee for 2006 were set at levels intended to reward past performance as well as to align the executive’s interests with those of the Company’s stockholders as an incentive for future performance.

The allocation of each component of compensation of the chief executive officer is determined by the Executive Compensation and Option Committee in its sole discretion based upon a review of peer group data compiled by its Compensation Consultant and the Committee’s subjective analysis of the chief executive officer’s execution of the Company’s business objectives.  As part of this process, the Committee reviews with the chief executive officer his performance during the year and also considers the recommendations of the chairman of the board of directors.  The allocation of each component of compensation of the other named executive officers is determined by the Executive Compensation and Option Committee in its sole discretion, based upon its review of the peer group data compiled by its Compensation Consultant and the recommendations of the chief executive officer and his subjective evaluation of the performance of the other named executive officers.  As part of his review process, the chief executive officer considers the recommendations, if any, of the chairman of the board of directors.  The Executive Compensation and Option Committee does not utilize any specific, rigid performance benchmarks in making compensation determinations.  The Executive Compensation and Option Committee reviews the recommendations of Mr. Hersh with respect to the compensation packages of the other named executive officers and the compensation data from peer group REITs compiled by the Compensation Consultant and makes a final determination with respect to the compensation of all of the named executive officers.  The Executive Compensation and Option Committee has historically approved and adopted compensation packages at the approximate mid-point of compensation paid to executive officers of similar positions at the Company’s peer group REITs. In addition, the Committee’s compensation determinations are presented to and ratified by the full board of directors of the Company shortly after such determinations are made by the Committee and before any compensation awards are finalized.  Pursuant to the authority vested in the Committee set forth in its charter, it has complete discretion with respect to the compensation of the named executive officers.

Executive Compensation Philosophy and Overview, page 44

5.              We note a significant disparity in the compensation paid to Mr. Hersh as opposed to the other named executive officers.  Although you provide some individualized discussion of Mr. Hersh’s compensation on page 50, please provide a detailed analysis of how and why the compensation of Mr. Hersh differs from that of the other named executive officers.  If policies or decisions relating to certain named executive officers are materially different than the other officers, please discuss this on an individualized basis.  Refer to Item 402 (b)(2)(vii) of Regulation S-K and Release 8732A, Section II.B.1.

Response:                                In all future filings in which the CD&A is required disclosure, the Company will comply with this comment by providing additional disclosure in the CD&A which provides a detailed analysis of how and why the compensation of its president and chief executive officer differs from that of the other named executive officers and, if the Company’s policies or decisions relating to certain named executive officers are materially different than the other officers, a discussion of this on an individualized basis.  As noted in the Company’s response herein above to question 4 in the Comment Letter, the compensation paid to the Company’s named executive officers during 2006, including Mr. Hersh, was fixed by the Executive Compensation and Option Committee at the approximate mid-point of the range of total compensation paid to the executive officers of similar positions at the Company’s peer group REITs, and the Company does not have separate policies or procedures for any of its named executive officers.  The Executive Compensation and Option Committee has determined that the compensation paid to Mr. Hersh is both consistent with the compensation paid to principal executive officers at peer group REITs and appropriate in light of Mr. Hersh’s role with the Company, and his compensation package was presented to and ratified by the full board of directors of the Company shortly after it was set by the Executive Compensation and Option Committee and before any compensation awards were finalized.  The Committee believes that the compensation paid to each named executive officer is comparable to their executive counterparts at peer group REITs.

6.              You state on page 44 that the Executive Compensation and Option Committee does not typically establish fixed performance targets – numerical or otherwise – in advance of any particular fiscal year for the purpose of determining the amounts of compensation to be paid to its executive officers in such fiscal year in the form of bonuses or other short- or long-term incentive compensation.  You further state on page 33 that, on January 2, 2003, the company amended Mr. Hersh’s 1999 restricted common stock grant to vest shares of restricted common stock, which otherwise would not have vested, lengthened the vesting period of the remaining shares of restricted stock and replaced the existing performance goals with an annual performance goal to be set by the Executive Compensation and Option Committee for each year.  Please describe the circumstances, if any, in which the committee may establish fixed performance targets and whether any specific targets or other business objectives were established for 2006.  In addition, please clarify the specific company performance factors that were considered in determining each element of compensation at the end of the fiscal year.

Response:                                                        The Executive Compensation and Option Committee may establish fixed performance targets in advance of a particular fiscal year if in its discretion it deems it necessary or appropriate.  Historically, the Committee has not established specific, fixed performance targets and did not do so for the 2006 fiscal year.  The Company will comply with this comment by revising future filings in which the CD&A is required disclosure to state whether or not any performance targets or other business objectives have been established.  The specific Company performance factors that were considered by the Executive Compensation and Option Committee at the end of the 2006 fiscal year were the Company’s maintenance of a strong balance sheet, the performance of the Company’s common stock, total return to stockholders of approximately 25%, the acquisition of The Gale Company (“Gale”) and a portfolio of properties from Gale and affiliates of SL Green Realty Corp. and certain of their affiliates and the disposition of the Company’s Colorado and San Francisco portfolios.  The Company will comply with this comment in future filings in which the CD&A is required disclosure by itemizing specific performance factors, if any, that are considered in determining each element of compensation at the end of the fiscal year under “Components of Compensation.”

7.               You state on page 45 that the annual cash bonus amounts are determined based primarily on the performance of the company and its executive officers, as determined at the end of each fiscal year by the Executive Compensation and Option Committee in consultation with the President and Chief Executive Officer and the Compensation Consultant.  Please expand your disclosure to discuss the role of Mr. Hersh in your compensation processes and his input during the crafting of compensation packages.  Discuss in greater detail the process by which Mr. Hersh works with the Executive Compensation and Option Committee in determining the performance of the company and its executive officers.

Response:                                                        As president and chief executive officer responsible for the strategic direction and long-term planning for the Company, Mr. Hersh oversees the day to day performance of the other named executive officers.  As such, the Executive Compensation and Option Committee believes that Mr. Hersh is best suited to evaluate the performance of the other named executive officers and make recommendations for their compensation packages.  During this process, Mr. Hersh reviews with the Executive Compensation and Option Committee the compensation data from peer group REITs and discusses with the Committee the Company’s overall performance and specific Company achievements that will be considered as part of the evaluation process.  In evaluating the performance of named executive officers, neither the Executive Compensation and Option Committee nor Mr. Hersh utilize specific, rigid performance benchmarks or fixed performance targets.  Mr. Hersh’s evaluation of the performance of each named executive officer considers a number of subjective factors, including: (i) the Company’s overall performance and the named executive officer’s responsibilities within the

Company, (ii) the named executive officer’s role in achieving the Company’s business objectives, (iii) whether a compensation package for that executive officer to align his compensation with the median compensation package of officers of peer group REITs who perform similar functions is appropriate, and (iv) whether the allocation of the named executive officer’s total compensation among base salary, cash bonus and equity compensation bonus consistent with the awards to officers of peer group REITs is appropriate in light of any circumstances unique to the Company.  The total compensation of each of the named executive officers is at the approximate mid-point of compensation paid to executive officers of similar positions at the Company’s peer group REITs and the Executive Compensation and Option Committee compensation determinations were presented to and ratified by the full board of directors of the Company shortly after such determinations were made by the Committee and before any compensation awards were finalized.

In all future filings in which the CD&A is required disclosure, the Company will comply with this comment by providing additional disclosure regarding the input of Mr. Hersh in the Company’s compensation processes, including greater detail regarding the process by which Mr. Hersh works with the Committee in determining the performance of the Company and its executive officers.

8.              You state on page 44 that the Executive Compensation and Option Committee, your President and Chief Executive Officer and Compensation Consultant evaluate the company’s and individual executives’ performance based on a number of factors, including stockholder return.  Please describe how you determine stockholder return.

Response:                                                        As disclosed on page 49, the Company defines stockholder return for an applicable period as dividends plus stock appreciation, which is applied consistently  to the Company and its peer group.  In all future filings in which the CD&A is required disclosure, the Company will, where relevant, define this term separately in the CD&A.

Annual Cash Bonus Compensation, page 45

9.              You state on page 44 that the company ties a substantial portion of total compensation to company and individual performance and on page 45 that the company’s policy of awarding cash bonuses is designed to specifically relate executive pay to company and individual performance.  Please provide an analysis of how individual performance contributed to these bonus amounts as well as any other individual elements of compensation and explain how you determined these amounts.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:                                                        The Company will comply with this comment by revising all future filings in which the CD&A is required disclosure to include an analysis of the extent to which individual performance contributes to cash bonus amounts as well as any other individual elements of compensation and an explanation of how the Company determines these amounts.  The process by which the chief executive officer evaluates the performance of the other named executive officers and by which the Executive Compensation and Option Committee evaluates the performance of the chief executive officer and considers his recommendations with respect to the other named executive officers is a subjective process.  Consideration is given to the role that the executive officer would have played, if any, in the Company’s achievements highlighted by the Executive Compensation and Option Committee as performance measures during the year, and the amounts and components of compensation are designed to be aligned with the compensation levels and components of the Company’s peer group REITs.  Consideration is also given to the Company’s location in the greater metropolitan New York area, which is one of the most competitive pay regions in the country.  There were no specific objective or numeric performance measures applied by the Committee in determining the compensation of each named executive officer.  The performance of each  named executive officer is analyzed based on a number of subjective factors, including: (i) the Company’s overall performance and the named executive officer’s responsibilities within the Company, (ii) the named executive officer’s role in achieving the Company’s business objectives, (iii) whether a compensation package for that executive officer to align his compensation with the median compensation package of officers of peer group REITs who perform similar functions is appropriate, and (iv) whether the allocation of the named executive officer’s total compensation among base salary, cash bonus and equity compensation bonus consistent with the awards to officers of peer group REITs is appropriate in light of any circumstances unique to the Company.

Equity Compensation Plan:  Restricted Common Stock, page 46

10.       We note your disclosure on page 47 regarding the restricted common stock.  Please expand your disclosure to clarify the “certain cases” in which an employee must remain with the company for a specific period to obtain the full economic benefit of an equity award.

Response:                                                        An employee must remain with the Company to obtain the full economic benefit of an equity compensation award which is subject to future vesting.  The Company will revise future filings in which the CD&A is required disclosure to state:

“Accordingly, where an employee has received an award that is subject to deferred vesting over a period of time, an employee generally must remain with the Company during that period to enjoy the full economic benefit of the award, except in the case of named executive officers where employment agreements or equity award agreements provide otherwise in connection with a termination due to death, disability, without cause, for good reason or in the event of a change in control.”

Historical LTIP Awards, page 47

11.       Please expand your discussion regarding the LTIP awards to describe the terms of such awards and analyze how you determine the amount paid in connection with these awards.  In addition, please discuss the “flexible criteria” that is set annually by the Executive Compensation and Option Committee.

Response:                                                        The Company will comply with this comment by revising all future filings in which the CD&A is required disclosure to describe the terms of outstanding LTIP awards and analyze how the Company determines the amount paid in connection with these awards, including a description of any “flexible criteria” that is set annually by the Executive Compensation and Option Committee.  We note that a summary of the terms of the Company’s outstanding LTIP awards, including the number of shares that were declared vested in 2006, is included under Note (1) to the “Option Exercises and Stock Vested” table on page 41 of the Proxy Statement.  The amount paid in connection with these LTIP awards in respect of a fiscal year consists of any shares of restricted common stock that are eligible to vest in respect of such fiscal year that the Executive Compensation and Option Committee declares vested in respect of such year, plus the related tax gross-up payments associated therewith (please see response to comment 12 for a description of the tax gross up payments).  The Executive Compensation and Option Committee did not establish fixed performance targets in advance of the 2006 fiscal year for the purpose of determining whether or not the shares of restricted common stock granted pursuant to the LTIP awards that were eligible to vest in respect of such fiscal year would in fact vest. In 2006, the “flexible criteria” used by the Executive Compensation and Option Committee to determine whether or not to declare a tranche of an LTIP award vested are the same performance factors that the Committee evaluates in determining components of compensation, which factors are discussed on page 45 of the Proxy Statement, as amended and supplemented by the additional disclosure set forth under the Company’s responses herein above to questions 4 and 6 in the Comment Letter.  We note that the number of restricted shares of common stock awarded to our named executive officers in 2006, and the related tax gross-up payments in connection with those awards and the vesting of LTIP awards in 2006, are included under Notes (3), (4) and (5) of the “Summary Compensation Table” on pages 30 and 31 of the Proxy Statement.  The Company will revise all future filings in which the CD&A is required disclosure to disclose the nature and amount of the payments and awards in the Notes referenced herein above in the body of the CD&A.

2006 Summary, page 49

12.       We note that, in 2006, you granted restricted common stock to your named executive officers and paid a tax gross-up on the share grants.  Please expand your discussion of the 2006 compensation to briefly describe and quantify the tax gross-up amounts and explain why you decided to pay these amounts.

Response:                                The Company will comply with this comment by revising all future filings in which the CD&A is required disclosure to describe and quantify any tax gross-up amounts paid in connection with restricted common stock grants and explain why  the Company decided to pay these amounts.  Pursuant to tax gross up agreements entered into by the Company with its executive officers at the time of grant of restricted common stock awards, the Company is required to pay its executive officers tax gross-up payments in connection with such awards, which tax gross-up payments are paid as soon as practicable after the vesting and distribution of the underlying restricted common stock to the applicable executive officer. Each such tax gross-up payment is a dollar amount equal to forty-three percent (43%) of the fair market value of the underlying restricted common stock at the time of vesting, exclusive of dividends.  In 2006, as disclosed in Note (5) to the Summary Compensation Table on page 31, Messrs. Hersh, Lefkowitz, Grossman, and Thomas received tax gross-up payments of $280,377, $128,000, $101,881 and $110,705, respectively, relating to restricted common stock which vested on January 1, 2006 and Messrs. Hersh, Lefkowitz, Grossman, Yeager and Thomas received tax gross-up payments of  $355,395, $201,391, $201,391, $117,280 and $166,088, respectively, relating to restricted Common Stock which vested on December 5, 2006. The tax gross-up payments enable the Company’s named executive officers to retain the full economic benefit of equity compensation awards without having to dispose of a portion of such awards to satisfy the tax withholding obligations associated with such awards.  The Company believes that the payment of tax gross-up payments facilitates the retention by the named executive officers of their equity in the Company and thereby aligns their interests with the interests of the Company’s stockholders.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in filing;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ Mitchell E. Hersh
Mitchell E. Hersh
President and Chief Executive Officer
Mack-Cali Realty Corporation

cc:           Blake Hornick, Esq.